From:	Steffanie Lewis
To:	DCAO Letters
Cc:	Baltia@juno.com
Subject:	Waiver request per 1180.2(c), Baltia Air Lines, Inc.
Date:	Thursday, October 24, 2013 11:16:36 AM

Mr. Max Webb,
Assistant Director
AD Office 5 — Transportation and Leisure (202) 551-3750

Dear Assistant Director Webb,

Request:
Baltia Air Lines, Inc. CIK # 0869187, file #14-519, requests a waiver pursuant to 1180.2(c) from the requirement of 1180.2(b) because it is impracticable, or nearly impossible, to obtain audits for the past 34 years, and next year Baltia will no longer be in the development stage when the audited expenses since inception are no longer needed.

Relevant Facts:
On its 10K filing for 2012, Baltia's auditor stated that his opinion for the periods from inception to December 31, 2007, is based solely on the report of other auditors. No reference was made to the predecessor auditors. No reference was made to the periods audited by the predecessor auditors in the introductory paragraph of the audit report, nor did the audit report refer to the report of the other auditors in expressing his or her opinion.
The sixth column on Baltia's audited Statement of Operations, aggregate expenses from August 24. 1989 (inception), has always been labeled "(unaudited)".
Pursuant to comment #4 in SEC Comment Letter dated September 13, 2013, File 14-519, Baltia became aware and now understands that we are in violation of reporting rule 1180.2(b) because our reports should have identified predecessor auditors and include the report of those auditors.

Reasons for Discretionary Exercise of Waiver:
Baltia is a new U.S. airline that strives to be in compliance and has relied upon outside professionals since inception.   Until about 1996, there were no annual financial statements filed and, probably none were audited. We have been able to locate certain of the predecessor auditors. However, we are now advised that one predecessor's audit reports cannot be used for lack of accreditation. Baltia had no knowledge of Michael Cronin having lost his accreditations and had no knowledge that anything was lacking during the years he audited Baltia's financial statements. In 2010 on learning that Mr. Cronin had some professional problem, Baltia had Mr. Cronin's audit audited by Patrick Rodgers, who was Baltia's independent auditor from 2010 through 2012. As a result and to be in compliance, Baltia would need to find an independent auditor who would be willing to audit 27 years from August 24, 1989 to December 31, 2007. Baltia is in the development stage where there is not income. Investors have financed, and are financing, the Department of Transportation certifications and F.A.A. certification. It would be an extreme hardship to pay an auditor to produce a report of those 27 years from inception 1989 to December 31, 2007.

The tremendous expense to produce a 27-year audit report has limited value. Baltia is scheduled to commence its pilot training this November 2013 followed by the proving flight. Mechanic and cabin staff training is also scheduled during that period of time. Upon successful completion, Baltia will be FAA certified and may commence revenue operations. Thus, in less than a year, Baltia should no longer be a development stage company. Baltia may be out of the development stage before an audit of 27 years could be completed, particularly since those years are from August 24, 1989 to December 31, 2007.

Prayer:

For the above reasons, it is impracticable to obtain the requisite audit. Baltia respectfully submits that there is reason to exercise discretion in granting a waiver for the cumulative amounts from August 24, 1989 to present. If a waiver is obtained, the amounts from inception in Baltia's annual financial statements will be labeled as unaudited, and the auditor's report will not indicate that those cumulative amounts have been audited.

Sincerely,

/s/

Steffanie J. Lewis

Steffanie J. Lewis
General Counsel, BALTIA AIR LINES INC.
1915 Eye Street NW - Fifth Floor
Washington DC 20006-2118 USA

(202) 296-1111 / fax 295-1175
slewis@iblf.com / www.iblf.com